Exhibit 99.4

Securities and Exchange Board of India
Deputy General Manager
Division of Corporate Restructuring
Tel: 26449372
CFD/DCR/TO/HB/161009/2009
April 21, 2009
The Board of Directors
Satyam Computer Services Ltd
Mayfair Centre,
S.P Road
Secunderabad — 500 003.
Dear Sirs,

Ref:	(i)	Consolidated application dated February 27, 2009 seeking relaxation with respect to the proposed restructuring of M/s Satyam Computer Services Limited.

	(ii)	Application letter dated April 16, 2009 modified by letter dated April 17, 2009 seeking final approval for the proposed transaction in respect of M/s Satyam Computer Services Limited

	(iii)	Our letter dated April 20, 2009 granting certain relaxations/exemptions
Please refer to your letter dated April 21, 2009 on the captioned matter. It is hereby clarified that in our letter dated April 20, 2009, relaxation on the minimum offer price accorded at point 3A b), referring to para 16 (c) of your letter dated February 27, 2009, shall be applicable to the whole of Regulation 20(4) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997.
As regards your request regarding disclosures as per para 16(e) of your letter dated February 27, 2009, the same would be examined in due course.
Yours faithfully,

Harini Balaji
- 400 051.   •    : 2644 9000   •    : 2644 9019 to 2644 9022
: www.sebi.gov.in

SEBI Bhavan, Plot No. C-4A, “G” Block, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.  •  Tel.: 2644 9000  •  Fax: 2644 9019 to 2644 9022
Web:www.sebi.gov.in